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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

TPG PARTNERS II, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

301 Commerce Street, Suite 3300
--------------------------------------------------------------------------------
                                    (Street)

  Fort Worth                         Texas               76102
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        Oxford Health Plans, Inc. (OXHP)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

        December 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
SERIES D PREFERRED STOCK              12/22/00       J(1)          197,854.55926  D      (1)         0              D
------------------------------------------------------------------------------------------------------------------------------------
SERIES E PREFERRED STOCK              12/22/00       J(1)           21,026.62087  D      (1)         0              D
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          12/22/00       X(1)              8,789,173  A    $17.75     8,789,173         D
====================================================================================================================================

*  Additional Filing Persons: TPG Parallel II, L.P., TPG  Investors II, L.P.


(1) On December 22, 2000, the Issuer, TPG Partners II, L.P. ("TPG"), TPG Parallel II, L.P. ("TPG Parallel"), TPG Investors II, L.P. ("TPG Investors", together with TPG and TPG Parallel, the "TPG Parties") and certain other investors, consummated the transactions contemplated by an Exchange and Repurchase Agreement, dated as of October 25, 2000 (the "Agreement") pursuant to which, inter alia, (a) the Issuer purchased from the TPG Parties 62,873.36455 shares of Series D Preferred Stock and 9,234,828.01037 Series A Warrants for a total consideration of $176,000,998.73 and (b) the TPG Parties exchanged 134,981.19471 shares of Series D Preferred Stock and 21,026.62087 shares of Series E Preferred Stock for 8,789,173 shares of the Issuer's Common Stock to exercise the remaining Series A and all of the Series B Warrants.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

                                                                     Page 1 of 2
                                                                 SEC 1474 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
SERIES A WARRANTS  $17.75   12/22/00    (1)          12,640,001              Common Stock 12,640,001  (1)    0          D

------------------------------------------------------------------------------------------------------------------------------------
SERIES B WARRANTS  $17.75   12/22/00     X            5,384,001              Common Stock  5,384,001  (1)    0          D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
*  Additional Filing Persons: TPG Parallel II, L.P., TPG Investors II, L.P.
(1) On December 22, 2000, the Issuer, TPG Partners II, L.P. ("TPG"), TPG Parallel II, L.P. ("TPG Parallel"), TPG Investors II, L.P. ("TPG Investors", together with TPG and TPG Parallel, the "TPG Parties") and certain other investors, consummated the transactions contemplated by an Exchange and Repurchase Agreement, dated as of October 25, 2000 (the "Agreement") pursuant to which, inter alia, (a) the Issuer purchased from the TPG Parties 62,873.36455 shares of Series D Preferred Stock and 9,234,828.01037 Series A Warrants for a total consideration of $176,000,998.73 and (b) the TPG Parties exchanged 134,981.19471 shares of Series D Preferred Stock and 21,026.62087 shares of Series E Preferred Stock for 8,789,173 shares of the Issuer's Common Stock to exercise the remaining Series A and all of the Series B Warrants.


TPG PARTNERS II, L.P.

By: TPG GenPar II, L.P., General Partner
By: TPG Advisors II, Inc., General Partner

By: /s/ Richard A. Ekleberry         January 9, 2001
    ------------------------         ---------------
**Signature of Reporting Person      Date
Name: Richard A. Ekleberry
Title: Vice President



TPG PARALLEL II, L.P.

By: TPG GenPar II, L.P., General Partner
By: TPG Advisors II, Inc., General Partner

By: /s/ Richard A. Ekleberry         January 9, 2001
    ------------------------         ---------------
**Signature of Reporting Person      Date
Name: Richard A. Ekleberry
Title: Vice President



TPG INVESTORS II, L.P.

By: TPG GenPar II, L.P., General Partner
By: TPG Advisors II, Inc., General Partner

By: /s/ Richard A. Ekleberry         January 9, 2001
    ------------------------         ---------------
**Signature of Reporting Person      Date
Name: Richard A. Ekleberry
Title: Vice President



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number


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                                                                 SEC 1474 (7-96)